
07005758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONERIDGE CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 CARLSON PARKWAY
(No. and Street)

MINNETONKA (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)


RECEIVED
MAR 0 6 2007
WASH., D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark R. Wilfert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONERIDGE CAPITAL GROUP, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JUSTINE MARIE DURAND
NOTARY PUBLIC – MINNESOTA
My Comm. Exp. Jan. 31, 2010

Mark R. Wilfert
Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Partners
StoneRidge Capital Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of StoneRidge Capital Group, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by StoneRidge Capital Group, LLC, including tests of such practices and procedures that we considered relevant to the objections stated in rule 17a-5(g),(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 Fax (952) 929-1974

StoneRidge Capital Group, LLC
Minneapolis, Minnesota

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 21, 2007

STONERIDGE CAPITAL GROUP, LLC

Minneapolis, Minnesota

Financial Statements and
Auditor's Report
December 31, 2006

CONTENTS



Ellingson & Ellingson, Ltd.

Certified Public Accountants

Erik R. Ellingson
CPA

Erik J. (Rick)
Ellingson
CPA

Patti Ellingson
CPA

Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Partner's
StoneRidge Capital Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of StoneRidge Capital Group, LLC, as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneRidge Capital Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 21, 2007

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 , Fax (952) 929-1974

STONERIDGE CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

	2006
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 18,774
	18,774
PROPERTY AND EQUIPMENT (NOTE 1)	
Office furniture and equipment	30,911
Less: accumulated depreciation	(13,461)
	17,450
OTHER ASSETS	
Rent deposit	4,561
Total Assets	$ 40,785
LIABILITIES AND PARTNERS' EQUITY	
CURRENT LIABILITIES	$ -
COMMITMENTS AND CONTINGENCIES (NOTE 2)	
PARTNERS' EQUITY	
Partners' capital	150,000
Retained (deficit)	(109,215)
	40,785
Total Liabilities and Partners' Equity	$ 40,785

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	$ 57,671
EXPENSES	
Rent	32,762
Telephone	5,015
Professional fees	513
Licensing and education	2,084
Office expense	1,509
Outside services	3,000
Marketing	648
Depreciation	13,461
Database services	22,004
Miscellaneous	756
Insurance	1,000
Dues and subscriptions	600
Total Expenses	83,352
Net (Loss)	$ (25,681)

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2006

	Partners' Capital	Retained (Deficit)	Total
Balance at January 1, 2006	$ 150,000	$ (83,534)	$ 66,466
Net (loss)		(25,681)	(25,681)
Balance at December 31, 2006	$ 150,000	$ (109,215)	$ 40,785

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

		2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(25,681)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,461
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable		1,944
Prepaid expenses		3,809
Net Cash Flows from Operating Activities		(6,467)
Net Increase (Decrease) in Cash		(6,467)
Cash at Beginning of Year		25,241
Cash at End of Year	$	18,774

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of StoneRidge Capital Group, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company operates in the mergers and acquisitions sector of the securities industry.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method over useful lives of three to five years.

Income Taxes -
The Company, with the consent of its members, elected to be treated, under the provisions of the Internal Revenue Code, as a partnership. Under such provisions, in lieu of corporate income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the accompanying financial statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

STONERIDGE CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 2. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on February 1, 2005 and terminates on April 30, 2010. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2007	$31,865
December 31, 2008	$32,804
December 31, 2009	$33,744
December 31, 2010	$11,509

Total rent expense on this property, including taxes and operating costs, was $32,762 for the fiscal year ended December 31, 2006.

During 2006, the Company sublet a portion of this space. The rental income received on this property was $20,676 during 2006.



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of StoneRidge Capital Group, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 21, 2007

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

STONERIDGE CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2006

NET CAPITAL		
Stockholders' Equity	$ 40,785	
Additions:		
Subordinated loans	-	
		$ 40,785
Deductions:		
Non-allowable items:		
Rent deposit	4,561	
Property and equipment net of accumulated depreciation	17,450	
		22,011
Net Capital		$ 18,774
BASIC CAPITAL REQUIREMENT		
Net capital		$ 18,774
Minimum net capital required		5,000
Excess Net Capital		$ 13,774
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 18,774
Audit adjustments made for the following:		
Adjusted Net Capital		$ 18,774

The accompanying notes are an integral part of these financial statements.

STONERIDGE CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2006

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2006

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2006.

END